SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Act of 1934

For the month of February, 2003

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached are (i) an English translation of a letter filed by the Bank with the Chilean Superintendency of Banks on February 28, 2003, informing the matters to be addressed by the Ordinary and the Extraordinary Shareholders Meetings of the Bank, to be held on March 20, 2003, and (ii) an English translation of a press release that will be issued by the Bank informing the date and matters to be addressed by the Ordinary and Extraordinary Shareholders Meetings of the Bank, to be held on March 20, 2003.

Santiago, February 28, 2003

Mr. Enrique Marshall Rivera

Superintendent of Banks

And Financial Institutions

Mr. Superintendent:

I inform that on the Board of Directors’ Meeting of Banco de Chile N° BCH 2550, held on February 27, 2003, it was agreed to summon to Ordinary General Shareholders Meeting to be held on Thursday, March 20, 2003, at 10:00 A.M., in the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, Chile, to address the following subjects:

1.	Approval of the Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2002;
2.	Approval of the destination of net income and specifically, the distribution of dividend N° 191 of Ch$0.7731 per share;
3.	Approval of the Directors’ remuneration for the year 2003;
4.	Approval of the Directors’ Committee remuneration and budget for the year 2003;
5.	Nomination of external auditors;
6.	Information on transactions with related parties, required on article 44 of Law 18,046
7.	Other subjects inherent to Ordinary Meetings.

The Board also agreed to summon to an Extraordinary Shareholders Meeting to be held immediately after the Ordinary Shareholders Meeting, on the same place and date, in order to decide on a motion of the Board, to establish a program to buy shares issued by Banco de Chile, according to Articles 27 to 27D of the Chilean Companies Law, N°18,046 and to adopt all agreements necessary thereof.

Sincerely,

Pablo Granifo

General Manager

BANCO DE CHILE

GENERAL ORDINARY SHAREHOLDERS MEETING

Shareholders are summoned to the Ordinary General Shareholders Meeting to be held on Thursday, March 20, 2003, at 10:00 A.M., in the business center of the Santiago Chamber of Commerce located at 392 Monjitas Street, Second Floor, Santiago, Chile.

The Ordinary Meeting may deal with all subjects under its competence. In particular, the Meeting will address the following subjects:

1.	Approval of the Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2002;
2.	Approval of the destination of net income and specifically, the distribution of dividend N° 191 of Ch$0.7731 per share;
3.	Approval of the Directors’ remuneration for the year 2003;
4.	Approval of the Directors’ Committee remuneration and budget for the year 2003;
5.	Nomination of external auditors;
6.	Information on transactions with related parties, required on article 44 of Law 18,046
7.	Other subjects inherent to Ordinary Meetings.

It is stated that the Financial Statements for the year ended December 31, 2002 were published in newspaper La Segunda in its edition of February 20, 2003 and in more detail, including their Notes and the Report of the External Auditors, at the Internet site www.bancochile.cl

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

Shareholders are also summoned to an Extraordinary Shareholders Meeting to be held immediately after the Ordinary Shareholders Meeting, on the same place and date in order to decide on a motion of the Board, to establish a program to buy shares issued by Banco de Chile, according to Articles 27 to 27D of the Chilean Companies Law N° 18,046 and to adopt all agreements necessary thereof.

PARTICIPATION IN THE MEETINGS AND POWERS OF ATTORNEY

Holders of shares registered in the Shareholders Register on March 14, 2003 shall have the right to participate.

The qualification of powers of attorney, if requested, will be held on March 19, 2003 at 16:oo hours, at the Shares Section of the Bank, located at 5th floor, 925 Agustinas Street, Santiago.

THE PRESIDENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 28, 2003

BANCO DE CHILE

/S/ PABLO GRANIFO L.

By: Pablo Granifo Lavín General Manager